# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHATHOM PHARMACEUTICALS INC, CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Campus Drive, Suite 102, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000053417-24-000085
Filed by CIK 0000053417

## Reporting persons
- Jennison Associates LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PHATHOM PHARMACEUTICALS INC
Address of issuer's principal executive offices: 100 Campus Drive, Suite 102, Florham Park, NJ 07932

## Item 2. Person Filing
Name of person filing: Jennison Associates LLC
Address of principal business office or, if none, residence: 55 East 52nd Street, New York, NY 10055
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jennison Associates LLC: Beata Markowicz, Senior Vice President, Compliance (06/04/2025)